February 12, 2015

VIA EDGAR
Ronald Winfrey
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          North Texas Energy, Inc.
Engineering Reserve Spreadsheet
File No. 333-178251

Dear Mr. Winfrey:

In your correspondence dated February 2, 2015, in comment 2(a) you requested the following:

One-line recaps in spread sheet format for each of the company wells or proved undeveloped locations on the lease. Each line should include well name/location number/identifier, field name, applicable reserve category, gross reserves, net reserves, working interest, revenue interest, oil price, future net revenue, net production costs, applicable tax (production/ad valorem), net development costs, years of economic life, undiscounted future net income, and discounted (at 10%) future net income. Please include the dates of first booking and estimated first production for each proved undeveloped location, and a bottom line summation.

We are submitting the spreadsheet to address comment 2(a) for your review so that we may better respond to comments 2(b), 2(c), and 2(d).

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Addison, TX, 75001, (469) 718-5572

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292   fax 918-742-0624

February 12, 2015

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re:  Discussion of the Spreadsheet for Revision of the Reserve Analysis for December 31, 2013

Dear Mr. Jones:

The attached spreadsheet is submitted to you in partial response to Item 2a of the February 2nd  Letter from Mr. Karl Hiller, Branch Chief, Division of Finance, US Securities and Exchange Commission.

This spreadsheet  itemizes each of the Texas Railroad Commission mandated two acre locations for leases owned by North Texas Energy indicating the well number or undrilled status of each and the reservoir factors attributed to that acreage. It does not address the economic nature of those factors. It is simply volumetric calculations for OOIP and the arbitrary 30% producable assumption.

Reservoir parameters used in this calculation are derived from field studies by me, unpublished reports and published papers specific to the Minerva-Rockdale Oilfield and the Navarro (Minerva) sands within that field.

The twenty feet of reservoir thickness estimated for the undrilled locations would be considered a minimum net oil sand throughout this field. The fact that a significantly thicker sand channel crosses the leases has been ignored in favor of the field wide minimum except where logs confirm thicker reservoir sands.

Balch wells 11, 12 and 14 are shown as twenty feet because the wells did not log more than twenty feet of the reservoir. Drilling stopped before the sand was fully penetrated.

Math models reflecting the developed-producing or undeveloped nature of the proved reserves will be prepared to indicate that portion expected to be enonomically produced based upon the price structure required and conditions in effect for the 2013 year.

					NORTH TEXAS ENERGY, INC.
					Reconciling the Various Reserve Worksheets
					AS OF 12-31-2013

NET RESERVE CALCULATION WORKSHEET
(from an reservoir engineering perspective: Does the oil exist in the reservoir?							Balch Lease = 90.75 acres = 45 each 2 acre locations
							MacGregor Lease = 35 acres = 17 each 2 acre locations

		Acreage		AVERAGE RESERVOIR CONDITIONS			RESERVIOR BARRELS OF OIL				FORMATION VOLUME FACTOR	LS. GROSS STOCK TANK BARRELS	NTE NRI	PDP NTE NRI BARRELS	PROVED UNDEVELOPED NON-PRODUCING
									OOIP(bbls)	30% prod
Well # / Status		Gross	NET	Logged net sd Estimated net sd	% por	sw	shale %	pore vol (bbl)
1	plugged	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
2	inj ?	2	2	30	32	0.35	20	119,169	77,460	22,131	1.15	19,245	0.81250		15,636
3	inj ?	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
4	inj ?	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
5	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
6	inj ?	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
7	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
8	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
9	inj ?	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
10	prod	2	2	52	32	0.35	20	206,560	134,264	38,361	1.15	33,357	0.81250		27,103
11	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250	10,424
12	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250	10,424
13	prod	2	2	60	32	0.35	20	238,338	154,920	44,263	1.15	38,489	0.81250	31,273
14	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250	10,424	10,424
15	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
16	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
17	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
18	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
19	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
20	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
21	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
22	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
23	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
24	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
25	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
26	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
27	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
28	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
29	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
30	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
31	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
32	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
33	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
34	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
35	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
36	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
37	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
38	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
39	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
40	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
41	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
42	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
43	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
44	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
45	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.81250		10,424
1	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
2	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
3	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
4	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
5	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
6	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
7	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
8	prod	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
9	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
10	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
11	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
12	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
13	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
14	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
15	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
16	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905
17	undrilled	2	2	20	32	0.35	20	79,446	51,640	14,754	1.15	12,830	0.85000		10,905

		Acreage		AVERAGE RESEROIR CONDITIONS				RESERVOIR BARRELS OF OIL			FORMATION VOLUME FACTOR	L.S. GROSS STOCK TANK BARRELS	NTE NRI	PDP NTE NRI BARRELS	PROVED UNDEVELOPED NON-PRODUCING

Well # / Status		Gross	NET	Logged net sd Estimated net sd	% por	sw	shale %	pore vol (bbl)	OOIP(bbls)	30% prod

TOTAL CALCULATED ORIGINAL PRODUCIBLE OIL								3,336,733	2,168,876	975,257		848,049		62,545	645,098
					Formation volume factor			1.15
	Total Stock Tank Barrels								1,885,979	848,049	TOTAL PROVED NTE NRI BARRELS				707,643